Exhibit 3.5

BANC OF CALIFORNIA, INC.
AMENDMENT NO. 6 TO THE
FOURTH AMENDED AND RESTATED BYLAWS

On March 30, 2017, the Board of Directors (the “Board”) of Banc of California, Inc. (the “Corporation”), in accordance with the Fourth Amended and Restated Bylaws of the Corporation (the “Bylaws”) and the Maryland General Corporation Law (the “MGCL”), approved and adopted the following amendment to the Bylaws, to be effective if and when that certain amendment to the charter of the Corporation declassifying the Board (the “Declassification Charter Amendment”) is duly filed with, and accepted for record by, the State Department of Assessments and Taxation of Maryland. On June 12, 2017, the Declassification Charter Amendment was duly filed with, and accepted for record by, the State Department of Assessments and Taxation of Maryland and as a result, the following amendment to the Bylaws is effective as of June 12, 2017.

1.
The second paragraph of Section 2.01 of the Bylaws is hereby amended and restated in its entirety to read as follows:

“The directors elected prior to the 2018 annual meeting of stockholders, other than those who may be elected by the holders of any class or series of Preferred Stock, shall continue to be, and are, divided into three classes, as nearly equal in number as reasonably possible, with the term of office of Class I directors to expire at the conclusion of the 2019 annual meeting of stockholders, the term of office of Class II directors to expire at the conclusion of the 2020 annual meeting of stockholders and the term of office of Class III directors to expire at the conclusion of the 2018 annual meeting of stockholders and shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified. Directors elected at each annual meeting of stockholders commencing with the 2018 annual meeting of stockholders shall be elected for a term of office of one year expiring at the conclusion of the next annual meeting of stockholders, with each director to hold office until his or her successor shall have been duly elected and qualified. Pursuant to such procedures, effective as of the conclusion of the 2020 annual meeting of stockholders, the Board of Directors will no longer be classified and directors shall no longer be divided into three classes.”

2.
Section 2.02 of the Bylaws is hereby amended and restated in its entirety to read as follows:

“Vacancies and Newly Created Directorships. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by a majority vote of the directors then in office, though less than a quorum. By virtue of the Corporation's election made in its Charter to be subject to Section 3-804(c)(3) of the MGCL, any director so chosen to fill a vacancy shall hold office (a) if appointed prior to the 2020 annual meeting of stockholders, for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualified or (b) if appointed at or following the 2020 annual meeting of stockholders, for a term expiring at the next annual meeting of stockholders, and in each case shall serve until a successor is elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Any director or the entire Board of Directors may be removed only in accordance with the provisions of the Corporation’s Charter.”

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